SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THL CREDIT, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

872438106
(CUSIP Number)

Shari H. Wolkon
100 Federal Street, 35th Floor
Boston, MA 02110
(617) 227-1050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2020
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS
THLP Debt Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,342,936

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,342,936

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,342,936

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of THL Credit, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive office is 100 Federal St., 31st Floor, Boston, MA 02110.

ITEM 2.	IDENTITY AND BACKGROUND

(a)   This Statement is being filed by THLP Debt Partners, L.P., a Delaware limited partnership (the “Reporting Person”).

THLP Debt Advisors, LLC, a Delaware limited liability company (“Debt Advisors”), is the general partner of the Reporting Person. Voting and disposition decisions at Debt Advisors are made by Anthony J. DiNovi, Scott M. Sperling and Thomas M. Hagerty.

(b)   The business address of the Reporting Person, Debt Advisors and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is 100 Federal Street, 35th Floor, Boston, MA 02110.

(c)   The principal business of the Reporting Person is to make investments in securities. Debt Advisors is principally engaged in the business of serving as the general partner of the Reporting Person.

(d)   Neither of the Reporting Person nor any other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   Neither the Reporting Person nor any other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting Person is organized under the laws of the State of Delaware. Each of the natural persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 under this Statement is hereby incorporated by reference into this Item 3, as applicable.

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ITEM 4.	PURPOSE OF TRANSACTION.

On April 17, 2020, the Issuer sold the BDC Investors (as defined below) 5,617,978 shares of Common Stock in a publicly registered, primary issuance of such shares (the “Investor Shares”), pursuant to the Commitment Letter (as defined below). The Investor Shares acquired by the BDC Investors were purchased at the net asset value of $5.34 per share as of April 15, 2020, with such price per share approved by the Issuer’s board of directors on April 16, 2020, in accordance with the Issuer’s applicable policies and procedures (such issuance and purchase of the Investor Shares, the “Issuance”).

On January 28, 2020, the Issuer’s board of directors unanimously approved a new investment management agreement (the “New Investment Management Agreement”) between the Issuer and First Eagle Alternative Credit, LLC, a Delaware limited liability company (“FEAC”).  The New Investment Management Agreement is subject to stockholder approval (the “Stockholder Approval”).

Commitment Letter

In connection with the potential Stockholder Approval, the Reporting Person, First Eagle Investment Management, LLC, a Delaware limited liability company (“FEIM”), and the other investors party thereto (the “Non-Entity BDC Investors,” together with the Reporting Person and FEIM, the “BDC Investors”) and the Issuer entered into that certain commitment letter agreement, dated March 3, 2020 (the “Commitment Letter”), pursuant to which the BDC Investors (i) agreed to purchase from the Issuer, in aggregate, approximately $30 million of the Issuer’s common stock in a publicly registered issuance on or before April 21, 2020, and (ii) committed to purchase such shares at the Issuer’s net asset value per share, in accordance with the Investment Advisers Act of 1940, as amended, with FEIM’s share of the commitment approximately $20 million, and the Reporting Person’s and Non-Entity BDC Investors’ approximately $10 million (subsections (i) and (ii), the “Commitment”). The Non-Entity BDC Investors’ share of the Commitment was funded by the funds held by U.S. Bank, N.A., in its capacity as escrow agent, pursuant to an escrow agreement, dated January 31, 2020, between U.S. Bank, N.A. and Christopher J. Flynn, in his capacity as the investors’ representative (the “Investor Representative”).

Further, after the investments contemplated by the Commitment, the Reporting Person may deliver a notice to the Investor Representative (“Follow-on Notice”), instructing the Investor Representative to release any remaining portion of the escrow funds in order to acquire additional shares of Common Stock until June 29, 2020.  After delivery of the Follow-on Notice, the Reporting Person will simultaneously acquire additional Shares on the same terms as the Non-Entity BDC Investors on a pro rata basis and in the same proportion as the Reporting Person and the Non-Entity BDC Investors acquired their shares of Common Stock in connection with the investments contemplated by the Commitment.

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Letter Agreement

In connection with the potential Stockholder Approval, the BDC Investors entered into an amended and restated letter agreement, dated as of March 3, 2020 (the “Letter Agreement”), pursuant to which, among other things, each of the BDC Investors agreed to (A) take the actions contemplated by the Commitment, (B) not dispose or otherwise transfer, convey or assign beneficial or economic ownership of the shares of Common Stock it acquires pursuant to the Letter Agreement and the Commitment Letter prior to the earlier of (x) receipt of the Stockholder Approval, and (y) twelve (12) months from the date such shares of Common Stock were purchased, as contemplated by the Letter Agreement and Commitment Letter, (C) vote the shares of Common Stock held by it in favor of the New Investment Management Agreement, and (D) take such actions as are necessary to cause the shares of Common Stock held by it to count towards a quorum for any matter requested by FEIM.  The Letter Agreement terminates automatically without the need for any further action after the vote described in clause (C) of this paragraph.

Subscription Agreement

On April 17, 2020, in connection with the Issuance, the Reporting Person entered into a subscription agreement, dated as of April 17, 2020 (the “Subscription Agreement”), with the Issuer, pursuant to which the Reporting Person purchased 1,342,936 shares of Common Stock for an aggregate purchase price of $7,171,278.24. The purchase price was funded using cash on hand at the Reporting Person.

Standstill Agreement

The Reporting Person also entered into a standstill agreement (the “Standstill Agreement”), dated as of March 26, 2020, with the Issuer whereby the Reporting Person agreed to abide by certain customary standstill provisions until December 8, 2021, which provisions, among other things, prohibits the Reporting Person from acquiring more than five percent (5%) of shares of Common Stock (except as contemplated by the Commitment Letter and the Letter Agreement) and initiating, submitting, or otherwise supporting or participating in any stockholder proposal made to the Issuer pursuant to Rule 14a-8 under the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing summaries of the Commitment Letter, the Letter Agreement, the Subscription Agreement and the Standstill Agreement are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibits 1, 2, 3 and 4, respectively, to this Statement and incorporated by reference herein.

The Reporting Person has not acquired the shares of Common Stock with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Except as disclosed herein, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date hereof, the Reporting Person beneficially owns 1,342,936 shares of Common Stock, which represents approximately 3.80% of the Issuer’s issued and outstanding shares of Common Stock. Such percentage was calculated based upon 35,298,410 shares of Common Stock outstanding as of April 22, 2020, as disclosed by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2020 (the “2020 Proxy Statement”).

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As a result of the matters described in Item 4 of this Statement, the Reporting Person may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act with the other BDC Investors, collectively owning 5,617,978 shares of Common Stock or 15.92% of the Issuer’s Common Stock based on the 2020 Proxy Statement. The Reporting Person disclaims beneficial ownership of the stock held by the other Investors. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person or any of its respective affiliates are the beneficial owners of any of stock beneficially owned by the other Investors for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) Except as disclosed in this Statement, the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except as set forth in this Statement, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock covered by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Except as referenced above or described in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1
Letter Agreement re: Investment in the BDC, dated March 3, 2020, among the Issuer, the Reporting Person, FEIM, and the other BDC Investors (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by FEIM, as filed with the SEC on March 26, 2020)

Exhibit 2
Letter Agreement re: Commitment to Invest in THL Credit, Inc., dated March 3, 2020, among the Issuer, the Reporting Person, FEIM, and the Non-Entity BDC Investors (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 5, 2020)

Exhibit 3*	Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and the Reporting Person

Exhibit 4*	Standstill Agreement, dated as of March 26, 2020, by and between the Issuer and the Reporting Person

*Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2020

THL DEBT PARTNERS, L.P.
By: THLP Debt Advisors, LLC, its general partner

By:	/s/ Thomas M. Hagerty
Name:	Thomas M. Hagerty
Title	Authorized Person